 Management’s Discussion & Analysis

Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the Consolidated Financial Statements and Notes thereto of Acclaim Energy Trust (“Acclaim”) for the year ended December 31, 2005, MD&A for the year ended December 31, 2005 and the unaudited Consolidated Financial Statements of Canetic Resources Trust (“Canetic”) for the three months ended March 31, 2006. This MD&A is dated May 9, 2006. The consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).  This discussion provides Management’s analysis of Canetic’s historical financial and operating results and provides estimates of Canetic’s future financial and operating performance based on information currently available.  Actual results will vary from estimates and the variances may be significant.  You should be aware that historical results are not necessarily indicative of future performance.

We use the term cash flow from operations, which we define as net earnings before deducting non-cash expenses, to analyze operating performance and leverage.  Cash flow does not have a standardized measure prescribed by GAAP and therefore may not be comparable with the calculation of similar measures for other companies or trusts.

We use the term net debt, which we define as long-term debt and working capital, to analyze liquidity and capital resources.  Net debt does not have a standardized measure prescribed by GAAP and therefore may not be comparable with the calculation of similar measures for other companies or trusts.

We use the term payout ratio, which we define as cash distributions to unitholders divided by cash flow.  Payout ratio does not have a standardized measure prescribed by GAAP and therefore may not be comparable with calculations of similar measures for other companies or trusts.

All references are to Canadian dollars unless otherwise indicated.  Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf:one(1) bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

TRANSACTION

On December 19, 2005, Acclaim Energy Trust (“Acclaim”) and StarPoint Energy Trust (“StarPoint”) announced they had received the necessary approval of their unit holders to combine the two trusts to form Canetic Resources Trust (“Canetic”).  The transaction closed January 5, 2006.

The merger occurred pursuant to a plan of arrangement in which Canadian unitholders could elect to exchange their units on a tax deferred basis.  Each Acclaim unitholder received 0.8333 of a new trust unit for each unit they held.  In addition, unitholders of both trusts received common shares in TriStar Oil and Gas Ltd. (“TriStar”), a new publicly traded junior exploration company with assets contributed by both Acclaim and StarPoint.  All units of Acclaim up to the business combination on January 5, 2006, have been restated using the exchange ratio of 0.8333 of a Canetic unit for each Acclaim unit.

The transaction between Acclaim and StarPoint is being accounted for as an acquisition by Acclaim; therefore Acclaim’s results and operating history have been utilized for comparative purposes.  The operating and financial results for the quarter include those of the StarPoint assets from date of closing, January 5, 2006.

HIGHLIGHTS

We are very pleased to announce our financial and operating results for the three months ended March 31, 2006.

▪

Production averaged 72,737 barrels of oil equivalent per day (“boe/d”), a 73 percent increase from 42,089 boe/d reported for the same period a year earlier.  Full quarter production averaged 74,250 boe/d including 44,432 bbl/d of crude oil and liquids and 178.9 mmcf/d of natural gas.

▪

Cash flow totaled $194.7 million, a 141 percent increase from $80.8 million reported a year earlier.  On a per unit basis, cash flow increased 5 percent to $0.97 per basic unit.

▪

Our first quarter capital program was very active as we participated in the drilling of 103 gross (53.4 net) wells.  As many of the wells were tied-in late in the quarter, the full impact of the production adds from this program will be realized in subsequent periods.

▪

Distributions were increased to $0.23 per unit per month and our payout ratio during the quarter approximated 68 percent based on cash flow from the StarPoint assets from date of closing.

RESULTS OF OPERATIONS

Selected Consolidated Quarterly Financial and Operating Information

	2006	2005				2004
($000s except per share amounts)	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30
Production
Natural gas (mmcf/d)	176.1	105.8	107.4	100.	104.1	108.2	108.9	77.8
Crude oil (bbl/d	37,625	16,945	17,213	17,94	19,043	18,739	17,004	9,475
Natural gas liquids (bbl/d)	5,763	4,970	5,110	,302	5,698	6,005	5,796	2,170
BOE/d @ 6:1	72,737	39,541	40,227	40,017	42,089	42,780	40,949	24,607

Petroleum and natural gas sales	350,346	234,098	217,44	177,501	171,201	170,504	167,894	91,407
Cash flow from operations(1)	194,741	106,477	92,679	80,516	80,803	73,804	78,013	39,678
Per unit - basic	0.97	1.16	1.03	0.9	0.92	0.85	0.96	0.60
Per unit - diluted	0.96	1.14	1.02	0.91	0.91	0.85	0.89	0.55
Net earnings (loss)(1)	59,195	48,662	6,538	27,473	(16,825)	23,736	(1,023)	3,575
Per unit - basic	0.29	0.53	0.07	0.31	(0.19)	0.28	(0.01)	0.05
Per unit - diluted	0.29	0.53	0.07	0.31	(0.19)	0.28	(0.01)	0.05

 (1)When calculating the weighted average number of units at the end of a quarter, all units outstanding from the previous quarter are deemed to be outstanding for the entire period, whereas in the year to date calculation those units are weighted according to the date of issue.  Consequently, the addition of the quarterly per unit results will not add to the annual earnings per unit.

Production volumes during the quarter were very strong, averaging 72,737 boe/d, an increase of 84 percent from 39,541 boe/d reported for the fourth quarter 2005.  Crude oil prices maintained their strength during the quarter with the West Texas Intermediate (“WTI”) price averaging US$63.53 per barrel as compared to US$60.02 in the fourth quarter 2005.  Canetic’s natural gas price averaged $8.94/mcf as compared to $12.29/mcf during the fourth quarter 2005.

The transaction with StarPoint is being accounted for as a purchase of StarPoint by Acclaim.  Accordingly, the financial and operating results for the three months ended March 31, 2006, include those of the StarPoint assets from the date of acquisition, January 5, 2006.  Comparative results are those of Acclaim only.  Had Canetic recorded the transaction from January 1, 2006, cash flow would have been $199.4 million and production would have averaged 74,250 boe/d including 44,432 bbl/d of crude oil and liquids and 178.9 mmcf/d of natural gas.

Quarter-over-quarter petroleum and natural gas sales have been influenced by production volumes and commodity prices.  The prices of crude oil, natural gas and NGLs have increased significantly since the first quarter of 2004.  In combination with increased production volumes from the ChevronTexaco property acquisition and StarPoint merger, petroleum and natural gas sales have continued to increase quarter-over-quarter.

On June 30, 2004, Acclaim completed the acquisition of certain petroleum and natural gas interests from ChevronTexaco Corporation (“ChevronTexaco”) for total cash consideration of $433.7 million.  The transaction was effective June 1, 2004 and closed on June 30, 2004.  As a result, production and related cash flow has been reflected in the results beginning July 1, 2004.  The assets acquired are located in the Central, Kaybob and Mitsue areas of Alberta as well as in Manitoba.   Production from these assets at the time of acquisition approximated 17,000 boe/d including 11,450 bbl/d of oil and NGL’s and 37.5 mmcf/d of natural gas.

The variation of net earnings quarter-over-quarter is primarily a result of depletion rates, the provision for future income taxes and financial derivative gains and losses.

Production

	Three Months Ended March 31
Production[1]	2006	2005
Natural gas (mmcf/d)	176.1	104.1
Crude oil (bbl/d)	37,625	19,043
Natural gas liquids (bbl/d)	5,763	5,698
Barrel of oil equivalent (boe/d, 6:1)	72,737	42,089
Percentage crude oil and natural gas liquids	60%	59%

1Production volumes associated with the StarPoint acquisition are included from the date of closing, January 5, 2006.

Crude oil and natural gas liquids production for the three months ended March 31, 2006 averaged 43,388 bbl/d, a 75 percent increase over the 24,741 bbl/d reported for the corresponding period in 2005.

Natural gas sales for the first three months of the year averaged 176.1 mmcf/d, 69 percent higher than the 104.1 mmcf/d reported for the three months ended March 31, 2005.

On a barrel of oil equivalent basis, production during the first quarter increased 73 percent to 72,737 boe/d as compared to 42,089 boe/d a year earlier.  Fourth quarter 2005 production averaged 39,541 boe/d.

Production volumes for the three months ended March 31, 2006, include the acquisition of StarPoint from the date of closing, January 5, 2006.  As a result of this acquisition the production of crude oil and natural gas liquids relative to total production increased slightly to 60 percent from 59 percent in the first quarter  2005 and 55 percent in the fourth quarter 2005.

Usual production declines during the quarter were partially offset by wells from our 2005 and 2006 drilling programs which were tied in and put on production during the quarter as well as from our extensive workover program.  Although much of the 2006 winter drilling program was tied in during the first quarter, there remains production of approximately 500 boe/d which will not be brought on stream until the second quarter 2006.

Commodity Prices

The price of West Texas Intermediate crude averaged US$63.53/bbl during the first three months of 2006, up 27 percent from the average price of US$49.90/bbl for the same period in 2005. WTI during the quarter increased 6 percent from an average of US$60.02/bbl in the fourth quarter of 2005.

For the three months ended March 31, 2006, we received an average oil price of $54.33/bbl as compared to $51.09/bbl for the comparable period in 2005. Our average oil price during the quarter decreased 8 percent from an average of $59.37/bbl reported during the fourth quarter 2005. Historically high crude oil inventory levels across North America have caused Canetic’s corporate average oil price differential to widen in relation to the benchmark NYMEX WTI futures contract over the past year.

Our average natural gas price was $8.94/mcf for the three months ended March 31, 2006 as compared to$7.02/mcf during the same period in 2005.

The AECO Daily Index gas price averaged $7.52/mcf during the first quarter of 2006, up 9 percent from the average price of $6.90 for the same period in 2005. The AECO Daily Index price for the first quarter of 2006 was 34 percent lower than the fourth quarter 2005 price of $11.38.  In an effort to mitigate price volatility, we allocate our natural gas sales evenly between the daily and monthly price indexes.

The Canadian dollar continues to show strength, averaging US$0.8659 during the quarter. As the price of WTI crude oil is quoted in U.S. dollars, appreciation in the Canadian dollar reduces the average price received for our production. To mitigate the impact of exchange rate fluctuations, Canetic will from time to time use foreign exchange contracts directly or execute crude oil swaps denominated in Canadian dollars. During the first quarter, Canetic had no hedges in place but had 4,800 bbl/d of its crude oil production hedged using Canadian dollar denominated swaps.

Petroleum and Natural Gas Sales

	Three Months Ended March 31
Revenue ($000s)	2006	2005
Natural gas	141,674	65,731
Crude oil and natural gas liquids	208,672	105,470
Petroleum and natural gas sales	350,346	171,201

Petroleum and natural gas sales, before royalties and transportation costs increased to $350.3 million for the three months ended March 31, 2006, up 105 percent from $171.2 million reported for the corresponding period in 2005.

Revenues quarter-over-quarter have been impacted by increased production volumes associated with the Acclaim/StarPoint merger which closed January 5, 2006, the appreciation in the exchange rate of the Canadian dollar relative to the U.S.dollar and the increase in the WTI price of crude oil.

Royalties

	Three Months Ended March 31
Royalties ($000s)	2006	2005
Royalties, net of ARTC	67,124	37,174
Percentage of petroleum and natural gas revenue	19.2%	22%
$/boe	10.25	9.81

We pay royalties to the owners of the mineral rights with whom we hold leases, including the provincial governments.  Overriding royalties are also paid to other parties according to contracts.  In Alberta, where we produce the majority of our natural gas, a crown royalty is invoiced on the Crown’s share of production based on a monthly established Alberta Reference Price.  The Alberta Reference Price is a monthly weighted average price of gas consumed in Alberta and gas exported from Alberta reduced for transportation and marketing allowances.  There is a maximum rate of 30 percent for new gas and 45 percent on old gas.  The vast majority of our gas production is from new gas.  In today’s gas price environment, we are subject to the maximum rates.  Gas cost allowance, low productivity and other incentive schemes serve to reduce our effective royalty rate.

The majority of our oil production is in Alberta with a significant portion in Saskatchewan.  Royalty rates in both Alberta and Saskatchewan vary depending on the rate of production, oil prices and applicable incentives.

During the first quarter 2006, royalties averaged $10.25 per boe or approximately 19.2 percent of Canetic’s total petroleum and natural gas sales price (before financial derivatives) of $53.52 per boe.  This compares to $9.81 per boe or 22 percent of the average sales price reported for the same period in 2005.  The reduction in royalty rates reflects a lower royalty burden carried by the StarPoint assets.

We anticipate, based on current commodity prices, that the average royalty rate for the remainder of 2006 will approximate 19.5 to 20.0 percent.

Operating Costs

	Three Months Ended March 31
Operating Costs ($000s)	2006	2005
Operating costs	55,565	30,040
$/boe	8.49	7.93

Our operating costs net of processing fees for the three months ended March 31, 2006, increased to $55.6 million as compared to $30.0 million during the same period a year earlier primarily as a result of increased production volumes.  On a unit-of-production basis, operating costs averaged $8.49 per boe as compared to $7.93 per boe during the same period a year earlier.  During the fourth quarter 2005, operating costs totaled $32.9 million or $9.05 per boe.

We continue to experience higher field services costs, throughout our asset base.  Considerable effort and focus is being given to operational efficiencies which will control operating costs on a unit-of-production basis.

Petroleum and Natural Gas Transportation

	Three Months Ended March 31
Transportation ($000s)	2006	2005
Transportation expense	4,444	2,095
$/boe	0.68	0.55

During the first quarter, transportation costs totaled $4.5 million or $0.68 per boe as compared to $2.1 million or $0.55 per boe for the same period in 2005.  Annual transportation costs in 2005 totaled $9.9 million or $0.67 per boe.

Net Earnings (Loss) Per Unit Of Production

	Three Months Ended
	March 31		December 31
Netbacks ($/boe)	2006	2005	2005
Petroleum and natural gas revenue	53.52	45.20	54.19
Less:
Royalties	10.25	9.81	11.90
Operating costs	8.49	7.93	8.49
Transportation costs	0.68	0.55	0.67
Net operating income	34.10	26.91	33.13
General and administrative	1.20	1.27	1.46
Interest on long-term debt	1.40	0.78	0.93
Interest on convertible debentures	0.10	0.41	0.30
Unit-based compensation - cash paid	-	-	0.06
Realized loss on financial derivatives	1.23	2.93	5.43
Current and large corporation tax	0.42	0.18	0.54
Cash flow from operations	29.75	21.34	24.41
Depletion, depreciation and amortization	22.99	15.39	15.82
Accretion	0.37	0.31	0.31
Unrealized (gain) loss on financial derivatives	(0.75)	14.82	1.40
Future income taxes (recovery)	(2.97)	(5.39)	0.58
Non-cash unit-based compensation	1.07	0.64	1.84
Net earnings (loss)	9.04	(4.43)	4.46

General and Administrative Expenses

	Three Months Ended March 31
General and Administrative Expenses ($000s)	2005	2005
G&A expenses	12,414	7,252
Overhead recoveries	(4,344)	(2,457)
Net G&A expenses	8,070	4,795
$/boe	1.20	1.27

General and administrative expenses net of overhead recoveries totaled $8.1 million for the three months ended March 31, 2006, as compared to $4.8 million during the same period in 2005.  On a unit-of-production basis, general and administrative expenses have decreased quarter-over-quarter from $1.57 per boe in the fourth quarter 2005 to $1.20 per boe in the first quarter 2006.  The reduction on a unit-of-production basis reflects the economic efficiencies associated with the StarPoint acquisition.

For 2006, we anticipate general and administrative expenses to average $1.25 per boe.

Interest Expense on Bank Debt

	Three Months Ended March 31
Interest Expense ($000s)	2006	2005
Interest expense	9,186	2,957
Bank loans	838,086	334,800

Interest expense, representing interest on bank debt increased to $9.2 million or $1.40 per boe from $3.0 million or $0.78 per boe a year earlier.  Average debt levels have increased in the quarter as a result of the StarPoint acquisition and Canetic’s extensive drilling program in the fourth quarter 2005 and first quarter 2006.  At March 31, 2006, $838.1 million was drawn under our facility.

Although interest rates continue to be favourable and are not expected to increase substantially in the short-term, interest expense in future quarters will reflect higher debt levels.  Average interest rates incurred by Canetic during the first quarter 2006 averaged approximately 4.4 percent.

Interest Expense on Convertible Debentures

Interest expense on convertible debentures totaled $0.7 million for the three months ended March 31, 2006.  During the quarter debentures totaling $17.6 million were converted to trust units.  At March 31, 2006, debentures totaling $51.9 million remain outstanding.

Interest Rate Risk Management

Canetic has assumed through the StarPoint/APF combination, fixed interest rate swaps between January 6, 2006 and September 30, 2007 covering $60.0 million of principal with interest rates varying between 3.58 percent and 3.65 percent, plus a stamp fee.  The fair value of the fixed interest swaps at March 31, 2006 was a gain of approximately $0.2 million.

Unit-Based Compensation

On December 19, 2005, the unitholders of Canetic approved a unit award incentive plan.  The plan authorizes the Board of Directors to grant up to 2,500,000 units consisting of Restricted Trust Units (“RTUs”) and Performance Trust Units (“PTUs”) to directors, officers, employees and consultants of the Trust and its affiliates.  The number of Performance Trust Units granted is dependent on the performance of the Trust relative to a peer comparison group of petroleum and natural gas trusts and other companies.  A holder of a Restricted or Performance Trust Units may elect, subject to consent of the Trust, to receive cash upon vesting in lieu of the number of units held.  The plan provides for adjustments to the number of units issued based on the cumulative distributions of the Trust during the period that the Restricted or Performance Trust Unit is outstanding.

For the three months ended March 31, 2006, the Trust recorded a compensation expense of $7.0 million (2005 - $2.4 million) and capitalized unit-based compensation of $2.6 million (2005 – $nil).  Upon vesting, the obligation may be settled in units or cash, therefore, the March 31, 2006 compensation liability of $9.5 million (2005 - $7.9 million) has been classified as a current liability.  The compensation liability is remeasured each period at the current market price.  The March 31, 2006, compensation liability was based on the period-end closing price of $24.20 and the number of RTU’s and PTU’s outstanding at that time.

Depletion, Depreciation and Amortization

The current quarter provision for depletion, depreciation and amortization totaled $150.5 million as compared to $58.3 million for the same period in 2005. On a unit-of-production basis, depletion, depreciation and amortization costs averaged $22.99 per boe as compared to $15.39 per boe during the same quarter in 2005.  The increase in depletion rate results from a higher depletable base and increased production volumes.

Commodity Price Risk Management

The prices we receive for our petroleum and natural gas can fluctuate significantly due to weather patterns, the economic environment or political uncertainty.

Our commodity price risk management program is designed to provide price protection on a portion of our future production in the event of an adverse commodity price movement, while retaining the opportunity to participate in favourable price movements.  This practice allows us to generate stable cash flow for distributions and to ensure positive economic returns on capital development and acquisition activities.  For the three months ended March 31, 2006, we realized a net derivative loss of $8.0 million (2005 - $11.1 million) related to financial derivative instruments put in place to manage commodity price risk.

Unrealized Loss On Financial Derivatives

Accounting standards require that we determine the fair value of our financial contracts and record a liability or asset at the end of each accounting period.  Any changes in the fair value of the financial contracts are included in net earnings for the period.  At March 31, 2006, we recorded a current financial derivative liability of $49.5 million and a long-term financial derivative liability of $35.1 million.  The estimated fair value is based on a mark-to-market calculation as at March 31, 2006 to settle the financial contracts.  The actual gain or loss realized upon settlement could vary significantly due to fluctuations in commodity prices.  At March 31, 2006, Canetic recorded an unrealized financial derivative gain of $4.9 million (2005 – loss of $56.1 million).

The following financial derivative contracts have been put in place as noted below:

Commodity Contracts	Q2 2006	Q3 2006	Q4 2006	2007
Natural Gas
Fixed price volume (Gj/d)	28,000	30,000	30,000	5,000
Fixed price average ($/Gj)	$ 7.77	$ 7.85	$ 7.85	$ 8.47
Collars Volume (Gj/d)	35,000	35,000	28,333	11,250
Collar Floors ($/Gj)	$ 7.79	$ 7.79	$ 8.15	$ 8.40
Collar Caps ($/Gj)	$ 11.46	$ 11.46	$ 13.50	$ 14.92
Total Volume Hedged (Gj/d)	63,000	65,000	58,333	16,250

Crude Oil
CAD Fixed Price Volumes (bbl/d)	5,750	6,750	6,750	8,000
CAD Fixed Price Average ($/bbl/d)	$ 68.30	$ 68.23	$ 68.23	$ 67.26
Fixed Price Volume (bbl/d)	1,500	1,500	1,500	1,500
Fixed Price Average ($US/bbl)	$ 48.11	$ 48.11	$ 48.11	$ 48.11
Participating Swaps (bbl/d)	1,000	1,000	1,000	-
Participating Swaps ($US/bbl)[1]	$ 47.50	$ 47.50	$ 47.50	$ -
Collars Volume (bbl/d)	9,000	7,000	6,500	5,000
Collar Floors ($US/bbl)	$ 48.11	$ 48.93	$ 48.85	$ 56.50
Collar Caps ($US/bbl)	$ 62.02	$ 64.53	$ 64.57	$ 77.61
Total Volume Hedged (bbl/d)	17,250	16,250	15,750	14,500

[1]Crude Oil Participating Swaps participate in 67 percent of any price rise above $47.50 in 2006

Asset Retirement Obligations

We have estimated total future asset retirement obligations based on our net ownership interest in wells and facilities, estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods.

As of March 31, 2006, the amount recorded as the fair value of our abandonment and reclamation obligations liability was $122.5 million.  The increase from the estimated obligation at December 31, 2005 of $68.2 million results from the inclusion of the StarPoint assets.  During the three months ended March 31, 2006, Canetic incurred $3.5 million of actual abandonment and reclamation costs and recorded accretion of $2.5 million.

Income Taxes

During the first quarter, Canetic recorded a future income tax recovery of $19.5 million.  Current taxes include a provision of $2.7 million for federal and provincial capital taxes.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

	Three months ended March 31
Cash Flow ($000s)	2006	2005
Net Earnings (loss)	59,195	(16,825)
Adjustments for:
Unit-based compensation	6,973	2,432
Depletion, depreciation and amortization	150,518	58,291
Accretion	2,451	1,173
Unrealized loss (gain) on financial derivatives	(4,934)	56,139
Future income taxes (recovery)	(19,462)	(20,407)
Cash flow from Operations	194,741	80,803
Unitholder's Equity	3,282,192	764,583

For the three months ended March 31, 2006, cash flow from operations totaled $194.7 million or $0.97 per basic unit, representing a 141 percent increase from the $80.8 million, or $0.92 per basic unit during the same period in 2005.  Our 2006 cash flow included a realized loss on financial derivative contracts of $8.0 million as compared to a loss of $11.1 million in 2005.  The increase is due to higher production levels associated with the StarPoint merger which closed January 5, 2006 and higher commodity prices received during the year.  Our basic weighted average units outstanding totaled 200.7 million for the three months ended March 31, 2006.

Bank Debt

Canetic has an unsecured convenant based credit facility with a syndicate of financial institutions in the amount of $1.1 billion including a $50.0 million operating facility.  The loan is reviewed annually and may be extended at the option of the lender for an additional 364 day period.  If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period.  The loan has therefore been classified as long-term on the balance sheet.

At March 31, 2006, $838.1 million was drawn under the facility.  Working capital liquidity is maintained by drawing from and repaying the unutilized credit facilities as needed.  At March 31, 2006, Canetic had working capital deficiency of $39.4 million including a financial derivative liability of $49.5 million.

Convertible Debentures

As at March 31, 2006, we had convertible debentures outstanding of $51.9 million.

In accordance with the indentures governing the debentures, the conversion prices of the StarPoint 9.4% convertible unsecured subordinated debentures (the “9.4% Debentures”), StarPoint 6.5% convertible extendible unsecured subordinated debentures (the “6.5%” Debentures), Acclaim 8% convertible extendible unsecured subordinated debentures (the “8% Debentures”) and Acclaim 11% convertible extendible unsecured subordinated debentures (the “11% Debentures”), have been adjusted based on the five day weighted average trading price of the TriStar common shares over the period from January 9 through January 13, 2006, which was approximately $9.01 per share.

As a result, effective January 16, 2006, the debentures are convertible into Canetic trust units at the following conversion prices:

- 9.4% Debentures (CNE.DB.A) - $16.02.  Each $1,000 principal amount of 9.4% Debentures is convertible into approximately 62.42 Canetic trust units;

- 6.5% Debentures (CNE.DB.B) - $18.96.  Each $1,000 principal amount of 6.5% Debentures is convertible into approximately 52.74 Canetic trust units;

- 8% Debentures (CNE.DB.C) - $15.56.  Each $1,000 principal amount of 8% Debentures is convertible into approximately 64.27 Canetic trust units; and

- 11% Debentures (CNE.DB.D) - $11.24.  Each $1,000 principal amount of 11% Debentures is convertible into approximately 88.97 Canetic trust units.

	Units Available on
Convertible Debentures ($000s)	Conversion	Amount
	(000s)
i) 9.4% Convertible Debentures
Balance, December 31, 2005	-	-
Acquisition of StarPoint	576	9,255
Converted to units	(136)	(2,220)
Balance, March 31, 2006	440	7,035

ii) 6.5% Convertible Debentures
Balance, December 31, 2005	-	-
Acquisition of StarPoint	2,313	43,944
Converted to units	(577)	(11,030)
Balance, March 31, 2006	1,736	32,914

iii) 8% Convertible Debentures
Balance, December 31, 2004	4,501	72,901
Converted to units	(3,662)	(59,330)
Balance, December 31, 2005	839	13,571
Adjustment to conversion ratio	32	-
Converted to units	(233)	(3,610)
Balance, March 31, 2006	638	9,961

iv) 11% Convertible Debentures
Balance, December 31, 2004	560	6,562
Converted to units	(328)	(3,844)
Balance, December 31, 2005	232	2,718
Adjustment to conversion ratio	10	-
Converted to units	(65)	(743)
Balance, March 31, 2006	177	1,975
Total, March 31, 2006	2,991	51,885

On June 15, 2004, Acclaim issued $75.0 million, 8% convertible extendible unsecured subordinated debentures.  The convertible extendible subordinated debentures have a face value of $1,000 per debenture, a coupon of 8.0 percent, a final maturity date, if extended of August 31, 2009, and will be convertible into trust units of Canetic at a price of $15.56 per trust unit.

In December 2002, Acclaim issued $45.0 million, 11% convertible, extendible, unsecured subordinated debentures.  The debentures are convertible into units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $11.24 per unit.

Convertible Debentures Assumed on Acquisition of StarPoint

In connection with the acquisition of the Encana assets, StarPoint issued $60.0 million of 6.5% convertible extendible unsecured subordinated debentures (the “StarPoint Debentures”) on May 26, 2005. The StarPoint Debentures mature on July 31, 2010 and are convertible at any time, at the option of the holder, representing a conversion price of $18.96 per trust unit.  The StarPoint Debentures will not be redeemable at the option of the Trust on or before July 31, 2008.  After July 31, 2008, and prior to the maturity date, the StarPoint Debentures may be redeemable in whole or in part, at a price of $1,050 per StarPoint Debenture after July 31, 2008 and redeemable after July 31, 2009 at a price of $1,025.

In connection with the StarPoint/APF Combination, and pursuant to a debenture agreement dated June 27, 2005, (the “APF Debentures”) the APF Debentures were assumed by StarPoint.  The 9.4% unsecured subordinated convertible debentures are convertible at the holder’s option into fully paid and non-assessable trust units at any time prior to July 31, 2008 at a conversion price of $16.02 per trust unit.  The APF Debentures become redeemable at  $1,050 per APF Debenture, in whole or in part, after July 31, 2006 and redeemable at $1,025 after July 31, 2007 and before maturity.

Capital Expenditures

	Three Months Ended March 31
Capital Expenditures ($000s)	2006	2005
Land	2,782	508
Geological and geophysical	1,133	1,537
Drilling, completion and equipping	39,217	10,883
Workovers and recompletions	8,651	5,923
Production equipment and facilities	15,231	7,212
Net development expenditures	67,014	26,063
Property dispositions	-	(1,833)
Net capital expenditures	67,014	24,230
Acquisition of StarPoint	2,511,746	-
Office equipment	352	661
Asset retirement obligation change in estimate	925	-
Capitalized non-cash compensation	2,559	-
Net capital expenditures	2,582,596	24,891

 For the three months ended March 31, 2006, expenditures for development activities totaled $67.0 million as compared to $26.1  million during the same period in 2005.  A total of 103 gross (53.4 net) wells were drilled during the first quarter, compared to 20 gross (5.6 net) wells during the same period in 2005 resulting in 62 gross (29.5 net) natural gas wells and 37 gross (22.2 net) oil wells. The primary focus again this quarter was on well and facility optimization in areas that provide additional upside opportunity.

For the remainder of 2006 the Trust has plans to drill more than 135 wells.  Our 2006 capital budget as approved by the Board of Directors totals $316.0 million for exploitation and development activities.  Based on current commodity prices, these projects will be financed primarily with internally generated cash flow.

Cash Distributions

Effective with the merger with StarPoint, Canetic set its monthly distribution at $0.23/unit per month beginning with distributions payable on February 15, 2006.  This represented a 5 percent increase to StarPoint unitholders and a 18 percent increase to Acclaim unitholders.

	Three Months Ended March 31
($000s except as indicated)	2006	2005
Cash flow from operations	194,741	80,803
Cash distributions	132,879	50,677
Distributions per unit ($)	0.6900	0.4875
Payout ratio (%)	68%	63%

We distribute the net cash flow from our petroleum and natural gas properties to our Trust unitholders on a monthly basis with a portion of this cash flow withheld to repay bank debt and fund capital expenditures.  Although the level of cash retained for debt repayment typically varies, we monitor our distribution policy with respect to forecasted cash flows, debt levels spending plans, and taxability.  Given the strength of current commodity prices, we feel it is prudent to maintain our payout ratio at a conservative level.  Cash flow in excess of distributions will be available to fund the 2006 capital expenditure program or reduce bank indebtedness.

For the three months ended March 31, 2006, the payout ratio increased to 68 percent as we generated $194.7 million of cash flow from operations and distributed $132.9 million.  Our payout ratio in 2005 averaged 63 percent, including a fourth quarter 2005 payout ratio of 50 percent.  The payment ratio in the first quarter would have approximated 66 percent had it not been for backing out StarPoint cash flow for the first four days of January.

Dependent on commodity prices, we expect our payout ratio for the remainder of 2006 to approximate 60 to 70 percent.

Guarantees/Off-Balance Sheet Arrangements

The Trust has no guarantees or off-balance sheet arrangements.

Capital

As at March 31, 2006, we had issued capital of 201.2 million trust units and at April 30, 2006, we had issued capital of 201.9 million trust units.

The merger of Acclaim and StarPoint occurred pursuant to a plan of arrangement in which Canadian unitholders could elect to exchange their units on a tax deferred basis.  Each Acclaim unitholder received 0.8333 of a Canetic trust unit for each unit held and each StarPoint unitholder received 1.0000 new trust unit for each unit they held.  A total of 106.2  million units were issued pursuant to the arrangement.  Also pursuant to the arrangement, all exchangeable shares were converted to units.

	Three months ended		Year ended
	March 31, 2006		December 31, 2005
a) Trust Units	Units	Amount	Units	Amount
	(000s)	($000s)	(000s)	($000s)
Balance, beginning of period	91,583	1,087,459	86,313	1,003,294
Issued for cash
Pursuant to equity offerings, net of costs	-	-	-	(350)
Employee unit savings plan	53	1,174	89	1,646
Distribution reinvestment plan	143	3,165	456	8,492
Issued pursuant to Arrangement	106,242	2,562,563	-	-
Conversion of debentures	1,011	19,755	3,990	63,174
Conversion of exchangeable shares	358	3,804	357	4,033
Unit award incentive plan	1,792	40,884	378	7,170
Balance, end of period	201,182	3,718,804	91,583	1,087,459

b) Exchangeable Shares	Units	Amount
	(000s)	($000s)
Balance, December 31, 2004	673	7,837
Shares exchanged	(357)	(4,033)
Adjustment to exchange ratio	42	-
Balance, December 31, 2005	358	3,804
Shares exchanged	(358)	(3,804)
Balance, March 31, 2006	-	-

As of March 31, 2006, there were 656,185 Restricted Trust Units and 1,606,371 Performance Trust Units outstanding entitling holders to 2,262,556 trust units upon vesting.

Liquidity and Capital Resources ($000s)	March 31, 2006
Long-term debt	838,086
Working capital deficiency	39,431
Net debt(1)	877,517

Units outstanding (000s)	201,182
Trust unit price	23.26
Market value	4,679,493

Convertible debentures	51,885
Total capitalization	5,608,895
(1) Net debt excludes the convertible debentures.

 Taxation of Cash Distributions

The following sets out a general discussion of the Canadian and U.S. tax consequences of holding Canetic units as capital property.  The summary is not exhaustive in nature and is not intended to provide legal or tax advice.  Unitholders or potential unitholders should consult their own legal or tax advisors as to their particular tax consequences.

Canadian Taxpayers

The Trust qualifies as a mutual fund trust under the Income Tax Act (Canada) and, accordingly, Trust units are qualified investments for RRSP’s, RRIF’s, RESP’s and DPSP’s.  Each year, the Trust is required to file an income tax return and any taxable income of the Trust is allocated to unitholders.

Unitholders are required to include in computing income their pro-rata share of any taxable income earned by the Trust in that year.  An investor’s adjusted cost base (“ACB”) in a trust unit equals the purchase price of the unit less any non-taxable cash distributions received from the date of acquisition.  To the extent the unitholders’ ACB is reduced below zero, such amount will be deemed to be a capital gain to the unitholder and the unitholders’ ACB will be brought to nil.

Acclaim paid $1.95 per trust unit in cash distributions to unitholders during the period February 2005 to January 2006.  For Canadian tax purposes, 31.28 percent of these distributions was a tax-deferred return of capital and will reduce the ACB of the trust units held and 68.72 percent is taxable as other income.

For 2006, Canetic estimates that 85 to 95 percent of cash distributions will be taxable and 5 to 15 percent will be a tax-deferred return of capital.  Actual taxable amounts may vary depending on production, volumes, commodity prices and other factors.

U.S. Taxpayers

Prior to 2006, U.S. unitholders who receive cash distributions were subject to a 15 percent withholding tax, applied to the taxable portion of the distribution as computed under Canadian tax law.  Recent legislative changes which took effect on January 1, 2005, impose an additional 15 percent withholding tax on the non-taxable portion of the distribution.  U.S. taxpayers are eligible for a foreign tax credit with respect to Canadian withholding taxes paid.  The taxable portion of the cash distributions is determined by the Trust in relation to its current and accumulated earnings and profit using U.S. tax principles.  The taxable portion so determined, is considered to be a dividend for U.S. tax purposes.  For most taxpayers, these dividends should be considered “Qualifying Dividends” and eligible for a reduced rate of tax.

The non-taxable portion of the cash distributions is a return of the cost (or other basis).  The cost (or other basis) is reduced by this amount for computing any gain or loss from disposition.  However, if the full amount of the cost (or other basis) has been recovered, any further non-taxable distributions should be reported as a gain.

Acclaim paid US$1.61 per trust unit to U.S. residents during the calendar year 2005 of which 75.03 percent was taxable as a qualified dividend and 24.87 percent a tax-deferred return of capital.

For 2006, we estimate that 90 to 100 percent of distributions may be taxable with the balance representing a tax-deferred return of capital.  Actual taxable amounts may vary depending on production, commodity prices, and other factors and will be updated throughout the year as information becomes available.

CONTINGENCY

On December 12, 2004, a gas release occurred at an Canetic operated well site west of the city of Edmonton, Alberta.  The well was not producing at the time of the incident and has not had an impact on production in the area.

Canetic carries control of well and general liability insurance in the amount of $10.0 million and $50.0 million less applicable deductibles respectively.  Total costs associated with the incident are currently estimated to approximate $50.0 million.  Canetic continues to work through the claims process with its insurers.  At March 31, 2006, costs approximating $50.0 million had been incurred of which $49.4 million has been paid to suppliers for services provided.  Insurance recoveries to date total $35.0 million.

FORWARD-LOOKING STATEMENTS

This discussion and analysis contains forward-looking statements relating to future events or future performance.  In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “plans”, “anticipates” and similar expressions.  These statements represent management’s expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Acclaim.  Undue reliance should not be placed on these forward-looking statements which are based upon management’s assumptions and are subject to known and unknown risks and uncertainties, including the business risks discussed above, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements.  Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

Additional information relating to the Trust, including the Annual Information Form is located on SEDAR at www.sedar.com.